WeShop Holdings Limited
Hawk House
22 The Esplanade
Jersey, JE1 1HH
Channel Islands

https:\\we.shop
Paul Ellerbeck
paul.ellerbeck@we.shop

March 28, 2025

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Adam Phippen

Kate Beukenkamp

Taylor Beech

Re:	WeShop Holdings Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 14, 2025 CIK No. 0002048271

Ladies and Gentlemen:

This letter is submitted by WeShop Holdings Limited (“we” or the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 confidentially submitted on February 14, 2024 (the “Amendment No. 1 to the Draft Registration Statement”), as set forth in the Staff’s letter dated March 14, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments is reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Amendment No. 2, marked to show changes to the Amendment No. 1 to the Draft Registration Statement.

Amendment No. 2 on Form F-1

Prospectus Summary

Risks Associated with our Business and of Owning Our Ordinary Shares, page 6

1.	We note your response to prior comment 37. Please revise your disclosure here and elsewhere as appropriate to briefly expand your discussion regarding the bullet point stating that “the substantial control our founders have and will continue to have over our business due to the concentration of voting power among them” as a risk shareholders may face in connection with owning ordinary shares. For example, but not limited to, please identify your founders, their collective and respective voting power, and what matters they may exercise control over. We note the disclosure on page 75 identifying one of your founders to be John Garner, Head of Strategy and Vision.

Company Response: In response to the Staff’s comment, we have expanded the referenced bullet point to name the founders that own shares in the Company. We respectfully note that the collective and respective voting power of these founders is discussed in the Principal Shareholders section in response to SEC comment 11.

Summary Consolidated Financial Data, page 7

2.	Please revise fiscal 2022 basic and diluted net loss per ordinary share and weighted average ordinary shares outstanding, basic and diluted, to be consistent with you audited Consolidated Statements of Operations. Similarly revise the disclosure on page 30.

Company Response: In response to the Staff’s comment, we have revised the referenced disclosures.

Risk Factors

You may be diluted by future issuances of preferred stock or additional ordinary shares..., page 18

3.	We note your response to prior comment 8. Include a cross reference to the Capitalization section.

Company Response: In response to the Staff’s comment, we have included a cross reference to the Capitalization section.

Capitalization, page 25

4.	Please tell us your consideration of including indebtedness in your calculation of total capitalization. Refer to Item 3.B. of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised the presentation of total capitalization to include a calculation of total capitalization.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting our Performance

Monetization, page 28

5.	We note your response to prior comment 12. Please revise your disclosure where appropriate to briefly discuss the volume of social interactions metric or other key factors or metrics (e.g., number of users) as of the most recent period available. In this regard, we note that you disclose 150,000 social interactions during your Pilot, which concluded in November 2024.

Company Response: In response to the Staff’s comment, we have revised the referenced disclosure to include the metrics for the most recent period available.

Proven Return on Investment (ROI) and Conversion Rates, page 55

6.	We note your response to prior comment 14. Please expand your discussion, where applicable, to provide additional detail and/or context regarding conversion rates. In this regard, we note your statement on page 40 that the Pilot led to “First purchase conversion of 24.639%.” However, here you state generally that WeShop “consistently delivers ROI and conversion rates that lead to repeat campaigns.” By way of example, please revise to briefly discuss any subsequent campaigns, repeat conversion ROI rates, and other context.

Company Response: In response to the Staff’s comment, we have revised the referenced discussion to contain examples of subsequent campaigns due to repeat conversion rates.

Community Success Story: Salford City FC, page 59

7.	We note your response to prior comment 17. Please briefly revise your disclosure, for example in your Business section, to clarify whether you currently engage or plan to engage users like Salford City FC (i.e., users that are also organizations that engage in a purpose other than social media influencing that can refer an additional pool of existing users, in this case a fan base, to your platform) or plan to engage similar users as an aspect of your business going forward. We note the analogy of the Salford City FC as similar to a social media influencer with a pool of followers.

Company Response: In response to the Staff’s comment, we have revised our disclosure to clarify that we may pursue potential opportunities with other non-social media influencing organizations or users such as Salford City FC as part of our business going forward, though we do not currently partner with any other such organizations or users.

Strategic Partnerships and Collaborations, page 67

8.	We note your response to prior comment 15. As disclosed, please file the publisher service agreements with Awin AG and Commission Junction LLC. Additionally, further revise this section to describe the agreements, including the duration.

Company Response: In response to the Staff’s comment, we have revised these sections to further describe the agreements and their duration. We have also added placeholder for these agreements to be filed as exhibits to the registration statement by subsequent amendment.

Management

Equity Incentive Plans, page 75

9.	We note your response to prior comment 20 and reissue in part. Your revised disclosure states that prior to commencement of this offering you intend to cease issuing any new grants under existing equity incentive plans and to adopt a new omnibus equity incentive plan. However, elsewhere throughout the prospectus you continue to reference the 2025 Equity Incentive Plan and maintain a placeholder to file Exhibit 10.1. Please revise your disclosure where appropriate to discuss the 2025 Equity Incentive Plan, specifically, making clear whether this is a part of the planned omnibus equity incentive plan. File any exhibits as appropriate under Item 601(b) of Regulation S-K.

Company Response: In response to the Staff’s comment, we have revised this disclosure to clarify that the 2025 Equity Incentive Plan is part of the new omnibus equity incentive plan. We have added a placeholder for the 2025 Equity Incentive Plan to be filed as an exhibit to the registration statement by subsequent amendment.

Registered Shareholders, page 77

10.	We note your response to prior comment 35, including the table of registered shareholders, to be completed as information is determined. Please revise this table to include a column that clearly reflects the amount and percentage of the securities for each particular type of securities beneficially held by the selling shareholder immediately after the offering, in addition to those securities held before the offering for which you have already included a column. Refer to Item 9.D.2. of Form 20-F.

Company Response: In response to the Staff’s comment, we have revised this table to reflect the amount and percentage of securities beneficially held by the selling shareholder immediately after the offering.

Principal Shareholders, page 79

11.	We note your revised disclosure in response to prior comment 22 that Sidney PTC Limited is controlled by majority vote of four directors and that Max Capital Limited is controlled by a majority vote of three directors. Please revise to identify these directors.

Company Response: In response to the Staff’s comment, we have revised to identify the respective directors.

Audited Consolidated Financial Statements

Note 11 - Share Based Compensation (As Restated), page F-17

12.	You disclose that the number of Contingent Shares awarded “[f]or various completed transactional activity” are based on a percentage of gross merchant value net of any sales tax. In your definition of “Shareback rate” on page xii, you disclose that WePoints are awarded based on a percentage of the commission paid by the respective affiliate network to you. Please revise for consistency. In addition, please expand your definition of “WePoint” on page xii to describe how WePoints can be earned through actions other than just referrals.

Company Response: In response to the Staff’s comment, we respectfully advise the Staff that the plan described on page F-17 is the plan in place during the historical financial statement period. The plan described on page xii is the plan that will be in place once the Company has completed this offering. We have revised the definition of Shareback rate to make clear that it will be applied to future sales. We have also reformatted the definition of WePoints to make clear that they can be earned through purchases as well as referrals.

13.	You disclose that, “compensation cost is recognized by the Company over the period in which the services were/are rendered.” Please tell us the approximate term over which compensation cost is recognized. Tell us your basis for recognition over this term as opposed to full recognition when granted referencing the authoritative literature you relied upon.

Company Response: In response to the Staff’s comment, we respectfully advise the Staff that, per the Shareback Incentive Program, once the account owners have owned the Contingent Shares for a period of 12 months from the date of issuance, they will automatically become Settled Shares. In accordance with ASC 718-10-20, management deemed this to be a requisite service period and therefore recognizes the compensation cost over the one-year requisite service period.

General

14.	We note your response to prior comment 39, including that you view the issuance of shares pursuant to your Shareback program to constitute a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act. Please tell us what exemption from registration you have relied upon and, as applicable, intend for the Trust to rely on in the future regarding the issuance of shares under the Shareback program.

Company Response: In response to the Staff’s comment, we respectfully advise the Staff that we intend to file a registration statement on Form F-1 to register the transfer of shares by the WeShop Community Trust to our users on a continuous basis pursuant to Rule 415 of the Securities Act as disclosed on page 88 of Amendment No. 2.

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at paul.ellerbeck@we.shop or Christian Nagler of Kirkland & Ellis LLP at +1 (212) 446-4660.

Remainder of page intentionally blank. Signature page follows.

Sincerely,

WESHOP HOLDINGS LIMITED

/s/ Paul Ellerbeck

Enclosure

cc: Christian O. Nagler, P.C.

Kirkland & Ellis LLP

John Garner

WeShop Holdings Limited